EXHIBIT 3.2

Amendments to Bylaws

Amendments to Bylaws

(effective July 15, 2010)

Article II of the Bylaws of People’s United Financial, Inc. has been amended, effective July 15, 2010 to revise Sections 9 and 12, respectively, to read as follows:

SECTION 9. VOTING; VOTING OF SHARES IN THE NAME OF TWO OR MORE PERSONS. Except for the election of directors or as otherwise provided by applicable law or regulation, the Certificate of Incorporation or these Bylaws, at all meetings of shareholders, all matters shall be determined by a vote of the holders of a majority of the number of votes eligible to be cast by the holders of the outstanding shares of the capital stock of the Corporation present and entitled to vote thereat.

A nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which (i) the Secretary of the Corporation receives a notice that a shareholder has nominated a person for election to the Board in compliance with the advance notice provisions for shareholder nominees for director set forth in Article III, Section 5.06 of the Certificate of Incorporation and Article II, Section 12 of these Bylaws and (ii) such nomination has not been withdrawn by such shareholder on or before the record date for such meeting. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee.

If ownership of a share of voting stock of the Corporation stands in the name of two or more persons, in the absence of written directions to the Corporation to the contrary, any one or more of such shareholders may cast, in person or by proxy, all votes to which such ownership is entitled. If an attempt is made to cast conflicting votes by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such stock and present, in person or by proxy, at such meeting. If such conflicting votes are evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery of Delaware or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by a majority of such persons and the person appointed by the Court.

SECTION 12. PROCEDURE FOR NOMINATIONS. Only persons who are nominated in accordance with the procedures set forth in Section 5.06 of the Certificate of Incorporation (and, in the case of a nomination submitted by a shareholder, in accordance with the provisions of this Section 12) shall be eligible for election as Directors. Subject to the provisions thereof, the Compensation and

Nominating Committee shall select, and recommend to the Board for its approval, nominees for election as directors. Except in the case of a nominee substituted as a result of the death, incapacity, withdrawal or other inability to serve of a nominee, the Compensation and Nominating Committee shall, upon the approval of the Board, deliver written nominations to the Secretary at least one hundred twenty (120) days prior to the date of the annual meeting. No nominations for directors except those made by the Compensation and Nominating Committee and approved by the Board shall be voted upon at the annual meeting of shareholders, unless other nominations by shareholders are made in accordance with the provisions of Section 5.06 of the Certificate of Incorporation.

The written notice of a shareholder’s intent to make a nomination pursuant to the provisions of Section 5.06 of the Certificate of Incorporation shall include, in addition to the information required by such section, a statement whether the person to be nominated, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board, in accordance with the Corporation’s Board Policy on Director Elections.

A complete copy of the Bylaws, reflecting the foregoing amendments, will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2010.